Exhibit 99.1

Focus Media Announces Receipt of “Going Private” Proposal

SHANGHAI, China, August 13, 2012 — Focus Media Holding Limited (“Focus Media” or the “Company”) (Nasdaq: FMCN) today announced that its Board of Directors has received a preliminary non-binding proposal letter, dated August 12, 2012, from affiliates of FountainVest Partners, The Carlyle Group, CITIC Capital Partners, CDH Investments and China Everbright Limited and Mr. Jason Nanchun Jiang, Chairman of the Board and Chief Executive Officer of Focus Media, and his affiliates (together, the “Consortium Members”), that proposes a “going-private” transaction (the “Transaction”) for $27.00 in cash per American depositary share, or $5.40 in cash per ordinary share.

According to the proposal letter, the Consortium Members will form an acquisition company for the purpose of implementing the Transaction, and the Transaction is intended to be financed with a combination of debt and equity capital. The proposal letter states that the Consortium Members have been in discussions with Citigroup Global Markets Asia Limited, Credit Suisse AG, Singapore Branch and DBS Bank Ltd. about financing the Transaction and that these banks have provided certain of the Consortium Members with a letter dated August 11, 2012 indicating that they are highly confident of their ability to fully underwrite the debt financing of the Transaction subject to the terms and conditions set out therein. A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s Board of Directors has formed a committee of independent directors (the “Independent Committee”) to consider the proposed transaction. The Independent Committee is authorized to retain advisors, including an independent financial advisor and legal counsel, to assist it in its work. Simpson Thacher & Bartlett is acting as the Company’s U.S. counsel in connection with the Transaction.

No decisions have been made by the Independent Committee with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms
20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Exhibit A

August 12, 2012

The Board of Directors

Focus Media Holding Limited

Unit No. 1, 20th Floor, The Centrium

60 Wyndham Street, Central, Hong Kong

Dear Sirs:

Jason Nanchun Jiang and certain of his affiliated entities (collectively, the “Chairman”), Giovanna Investment Holdings Limited (“Carlyle”), FV Investment Holdings (“FountainVest”), Power Star Holdings Limited (“CITIC Capital Partners”), CDH V – Moby Limited (“CDH”) and China Everbright Structured Investment Holdings Limited (“Everbright”), are pleased to submit this preliminary non-binding proposal to acquire Focus Media Holding Limited (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 16.0% to the Company’s closing price on August 10, 2012 and a premium of 34.1% and 31.5% to the volume-weighted average closing price during the last 30 and 60 trading days, respectively.

1. Consortium. The Chairman, together with Carlyle, FountainVest, CITIC Capital Partners, CDH and Everbright (the “Sponsors” and together with the Chairman, the “Consortium Members”), have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition.

2. Purchase Price. The consideration payable for each American Depositary Share of the Company (“ADS”, each representing 5 ordinary shares of the Company) will be $27.00 in cash, or $5.40 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by the Chairman that may be rolled over in connection with the Acquisition).

3. Funding. We intend to finance the Acquisition with a combination of debt and equity capital. We have been in discussions with Citigroup Global Markets Asia Limited, Credit Suisse AG, Singapore Branch and DBS Bank Ltd. about financing the Acquisition and these banks have provided Carlyle, FountainVest and CITIC Capital Partners with a highly confident letter dated August 11, 2012 indicating that they are highly confident of their ability to fully underwrite the debt financing for the Acquisition subject to the terms and conditions set out therein. Equity financing would be provided from the Consortium Members.

4. Due Diligence. We have engaged Fried, Frank, Harris, Shriver & Jacobson LLP and Sullivan & Cromwell LLP as international legal counsels to the Sponsors, Skadden, Arps, Slate, Meagher & Flom LLP as international legal counsel to the Chairman, Zhong Lun Law Firm as PRC legal counsel, Conyers, Dill & Pearman as Cayman Islands legal counsel, and Ernst & Young as accounting and tax advisor. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements.

5. Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Jiang in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that Mr. Jiang will recuse himself from participating in any Board deliberations and decisions related to the Acquisition.

7. Confidentiality. The Chairman will, as required by law, promptly file an amendment to its Schedule 13D to disclose this letter and its agreement with the other Consortium Members. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8. About Carlyle. The Carlyle Group is a global alternative asset manager with $159 billion of assets under management in 94 active funds and 63 fund of funds vehicles as of March 31, 2012. Carlyle invests across four segments – Corporate Private Equity, Real Assets, Global Market Strategies and Fund of Funds Solutions – in Asia, Australia, Europe, the Middle East, North America, South America and Africa. Carlyle has developed expertise in various industries, including: aerospace, defense & government services, consumer & retail, energy, financial services, healthcare, industrial, technology & business services, telecommunications & media and transportation. The Carlyle Group employs more than 1,300 people in 32 offices across six continents.

9. About FountainVest. FountainVest Partners is a leading China-focused private equity firm, with over $2 billion under management. FountainVest’s investments are long term oriented, and targets high growth industry leaders in China in the consumer, media and technology, environmental and renewable resources and healthcare sectors. FountainVest works closely with management teams to create value in the areas of strategy, operations, finance, industry consolidation and governance.

10. About CITIC Capital Partners. CITIC Capital Partners, the private equity arm of CITIC Capital Holdings Limited, invests globally in companies which are capitalizing upon the growth and productive resources of the Chinese economy. We operate in China, Japan and the US and in the past few years we have invested in transactions with a cumulative enterprise value of approximately $6.0 billion. We currently manage $2.6 billion of committed capital.

11. About CDH. CDH Investments, established in 2002, is a leading alternative asset fund manager focusing on investments in private equity, venture capital, real estate and public equity markets of Greater China. CDH Investments manages over $7 billion commitments from more than 100 international and Chinese institutional investors, as well as from high net worth individuals. The private equity arm of CDH Investments has more than $4 billion assets under management and has invested in more than 50 portfolio companies, many of which are well-known brands and industry leaders in China. CDH V-Moby Limited is a wholly-owned subsidiary of CDH Fund IV, L.P.

12. About Everbright. China Everbright Limited is a diversified financial services enterprise operating in Hong Kong and mainland China. It is the second-largest shareholder of Mainland-based Everbright Securities and the third-largest shareholder of China Everbright Bank. Established in 1997, Everbright leverages a “3+2 Macro Asset Management” strategy, focusing on the development of three fund management and investment businesses – primary market investment, secondary market investment and structured financing & investment – while continuing to capitalize on Everbright Securities’ advantageous position in its two cross-border fee-based businesses of investment banking (corporate financing) and brokerage services (wealth management).

13. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

*    *    *    *

JASON NANCHUN JIANG

/s/ Jason Nanchun Jiang

JJ MEDIA INVESTMENT HOLDINGS LIMITED

By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Director

TARGET SALES INTERNATIONAL LIMITED

By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Director

TOP NOTCH INVESTMENTS HOLDINGS LTD.

By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Director

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[Proposal Letter Signature Page]

GIOVANNA INVESTMENT HOLDINGS LIMITED

By:	/s/ Thomas B. Mayrhofer
	Name:	Thomas B. Mayrhofer
	Title:	Director

FV INVESTMENT HOLDINGS

By:	/s/ Frank Kui Tang
	Name:	Frank Kui Tang
	Title:	Director

POWER STAR HOLDINGS LIMITED

By:	/s/ Yuesheng Xin
	Name:	Yuesheng Xin
	Title:	Authorized Signatory

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[Proposal Letter Signature Page]

CDH V – MOBY LIMITED

By:	/s/ Lew Kiang Hua
Name: Lew Kiang Hua
Title: Director

Continued on next page

[Proposal Letter Signature Page]

CHINA EVERBRIGHT STRUCTURED INVESTMENT HOLDINGS LIMITED

By:	/s/ Chen Shuang
Name: Chen Shuang
Title: Director

[Proposal Letter Signature Page]